SEC EDGAR Submission Header Summary

Submission Type	**8-K**
Exchange	**NYSE**
Sub Filer Id	**0000720005**
Sub Filer Ccc	**sjm2a$jw**
Item Ids	**7.01**
Reporting Period	**01-19-2005**
Global Enclosed File Count	**3**
Internet Address	**Jennifer.Ackart@raymondjames.com Nancy.Rice@raymondjames.com**

Documents

8-K	**k8105.htm**
	RJF Earnings Release
GRAPHIC	**logo.jpg**
	logo
8-K	**earningsrelease.pdf**
	RJF Earnings Release

Module and Segment References

SEC EDGAR XFDL Submission Header


```
<XFDL version="5.0.0">
  <page sid="PAGE1">
    <combobox sid="SubTable_submissionType_">
      <value>8-K</value>
    </combobox>
    <check sid="SubFlag_returnCopyFlag_">
      <value>on</value>
    </check>
    <radio sid="SubTable_live_">
      <value>on</value>
    </radio>
    <popup sid="SubSro_sroId_">
      <value>NYSE</value>
    </popup>
    <field sid="SubFiler_filerId_">
      <value>0000720005</value>
    </field>
    <field sid="SubFiler_filerCcc_">
      <value>sjm2a$jw</value>
    </field>
    <field sid="SubFiler_fileNumber_">
      <value>
      </value>
    </field>
    <field sid="SubItem_itemId_">
      <value>7.01</value>
    </field>
    <field sid="SubTable_periodOfReport_">
      <value>01-19-2005</value>
    </field>
  </page>
  <page sid="PAGE2">
    <field sid="SubGlobal_enclosedFileCount_">
      <value>3</value>
    </field>
    <field sid="SubDocument_conformedName_">
      <value>k8105.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_">
      <value>8-K</value>
    </combobox>
    <field sid="SubDocument_description_">
      <value>RJF Earnings Release</value>
    </field>
    <data sid="data1">
      <filename>k8105.htm</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_2">
      <value>logo.jpg</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_2">
      <value>GRAPHIC</value>
    </combobox>
    <field sid="SubDocument_description_2">
      <value>logo</value>
    </field>
    <data sid="data2">
      <filename>logo.jpg</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_3">
      <value>earningsrelease.pdf</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_3">
      <value>8-K</value>
    </combobox>
    <field sid="SubDocument_description_3">
      <value>RJF Earnings Release</value>
    </field>
    <data sid="data3">
      <filename>earningsrelease.pdf</filename>
      <mimedata>
      </mimedata>
    </data>
```

```
    </page>
    <page sid="PAGE3">
      <field sid="SubInternet_internetAddress_">
        <value>Jennifer.Ackart@raymondjames.com</value>
      </field>
      <field sid="SubInternet_internetAddress_1">
        <value>Nancy.Rice@raymondjames.com</value>
      </field>
      <check sid="SubFlag_overrideInternetFlag_">
        <value>off</value>
      </check>
    </page>
    <page sid="PAGE4">
    </page>
    <page sid="PAGE6">
    </page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section l3 and l5(d) of the
Securities Exchange Act of l934

January 19, 2005
Date of report (date of earliest event reported)

Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	59-1517485
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33702
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure

The following information was contained in a press release issued on January 19, 2005.

RAYMOND JAMES®

Release No. 0105-05
FOR IMMEDIATE RELEASE

January 19, 2005

RAYMOND JAMES FINANCIAL, INC.
REPORTS RECORD NET REVENUE
IN FIRST QUARTER RESULTS

ST. PETERSBURG, Fla. - Raymond James Financial, Inc. today reported a 62 percent increase in unaudited net income to $39,243,000, or $0.52 per diluted share, for the first quarter ended December 31 on a 21 percent increase in net revenues of $498,985,000, compared to net income of $24,230,000, or $0.33 per diluted share, on net revenues of $413,987,000, for fiscal 2004's first quarter. All per-share amounts have been restated to reflect the effect of a March 2004 three-for-two stock split.

"In spite of the doldrums normally associated with business activity in the holiday season, Raymond James attained a new record of almost $500 million in quarterly net revenues in the first quarter of fiscal 2005," stated Chairman and CEO Thomas A. James.

"The confluence of a 14-week quarter, a material increase in net interest income, excellent trading profits and another vibrant investment banking quarter produced a dramatic upsurge of 62 percent in net income from last year's first quarter. Since 14-week quarters are unusual and the other three factors rarely coincide, one should not annualize these results.

"Although net interest earnings are certainly in a favorable trend and the investment banking pipeline is still replete with offerings, future results will be dependent upon favorable market conditions. While the U.S. economy remains vibrant and the near-term outlook for corporate earnings appears benign, a combination of higher inflation and interest rates could undermine future market appreciation," he concluded.

– more -

The company will conduct its quarterly conference call January 20 at 4:15 p.m. The telephone number is 800-773-5520. The call will also be available on demand on the company's Web site, raymondjames.com, under "About Raymond James Financial," "Financial Reports."

Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three wholly owned broker/dealers, Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd. have more than 5,000 financial advisors serving 1.3 million accounts in 2,100 locations throughout the United States, Canada and overseas. In addition, total client assets are currently over $136 billion, of which more than $25 billion are managed by the firm's asset management subsidiaries.

To the extent that Raymond James makes or publishes forward-looking statements (regarding management expectations, strategic objectives, business prospects, anticipated expense savings, financial results, anticipated results of litigation and regulatory proceedings, and other similar matters), a variety of factors, many of which are beyond Raymond James' control, could cause actual results and experiences to differ materially from the expectations and objectives expressed in these statements. These factors are described in Raymond James' 2004 annual report on Form 10-K, which is available on raymondjames.com and sec.gov.

- more -

Raymond James Financial, Inc.
Unaudited Report
For the first quarter ended December 31, 2004
(all data in thousands, expect per-share earnings)

	First Quarter		
	2004	2003	% Change
Revenues	$ 524,377	$ 424,660	23%
Net revenues	498,985	413,987	21%
Net income	39,243	24,230	62%
Net income per share			
- diluted	$ 0.52	$ 0.33	
Average shares			
outstanding - diluted	75,334	74,111	

	Balance Sheet Data	
	Dec. 2004	Sept. 2004
Total assets	$ 7.9 bil.	$ 7.6 bil.
Shareholders' equity	$1,120 mil.	$1,065 mil.
Book value per share	$15.01	$14.42

	Management Data		
		Quarter Ended	
	Dec. 2004	Dec. 2003	Sept. 2004
Total Private Client Group financial advisors:			
United States	4,801	4,785	4,856
Canada	277	236	274
# Lead managed/co-managed			
Public offerings U.S.	26	23	25
Public offerings in Canada	8	9	3
Financial assets under management	$ 25.1 bil.	$ 20.7 bil.	$ 22.3 bil.

– more -

	Quarter Ended	
	Dec. 2004	Sept. 2004
Client assets	$ 136 bil.	$ 124 bil.
Client margin balances	$1,199 mil.	$1,173 mil.
Client trade volume	2,079,000	1,680,000
# of client accounts	1,326,865	1,321,000

- more -

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED)
Quarter-to-Date

(in thousands, except per share amounts)

| | Three Months Ended | | | | |
	Dec. 31, 2004	Dec. 27, 2003	% change	Sept. 24, 2004	% change
Revenues:					
Securities commissions and fees	$357,469	$ 303,291	18%	$308,314	16%
Investment banking	28,505	19,726	45%	37,332	-27%
Investment advisory fees	37,452	31,958	17%	34,513	9%
Interest	54,416	31,156	75%	38,763	40%
Net trading profits	9,752	6,779	44%	7,242	35%
Financial service fees	22,410	18,702	20%	19,305	16%
Other	14,373	13,048	10%	16,740	-14%
TOTAL REVENUES	524,377	424,660	23%	462,209	13%
Interest Expense	25,392	10,673	138%	15,496	64%
NET REVENUES	498,985	413,987	21%	446,713	12%
Non-Interest Expenses					
Compensation, commissions and benefits	348,909	300,660	16%	311,427	12%
Communications and information processing	21,199	19,196	10%	21,211	0%
Occupancy and equipment costs	16,053	15,293	5%	15,904	1%
Clearance and floor brokerage	5,466	5,052	8%	5,308	3%
Business development	14,744	12,943	14%	17,769	-17%
Other	27,809	21,888	27%	24,550	13%
TOTAL NON-INTEREST EXPENSES	434,180	375,032	16%	396,169	10%
Income before provision for income taxes	64,805	38,955	66%	50,544	28%
Provision for income taxes	25,562	14,725	74%	19,880	29%
Net Income	$ 39,243	$ 24,230	62%	$ 30,664	28%
Net Income per share basic	$ 0.53	$ 0.33	61%	$ 0.42	26%
Net Income per share diluted	$ 0.52	$ 0.33	58%	$ 0.41	27%
Weighted average common shares outstanding-basic	74,002	72,881		73,756	
Weighted average common and common equivalent shares outstanding-diluted	75,334	74,111		74,550	

- 30 -

For additional information, contact Tracey Bustamante at 727-567-2824.

Please visit the Raymond James Press Center at raymondjames.com/media.htm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: January 19, 2005

By: /s/ Thomas A. James
Thomas A. James,
Chairman and Chief Executive Officer

By: /s/ Jeffrey P. Julien
Jeffrey P. Julien
Senior Vice President - Finance
and Chief Financial Officer